# CIT Capital Securities LLC

**(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)**
**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the**
**Securities Exchange Act of 1934**
**December 31, 2021**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-49466 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIT Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 West 42nd Street
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Alexander Baltovski | 973-422-3189 | alexander.baltovski@CIT.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

| 733 Third Avenue | New York | NY | 10017-2703 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 274 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Alexander Baltovski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CIT Capital Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYLE R TITO CARABAJO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TI6351919
Qualified in Kings County
My Commission Expires 12/12/24

Notary Public

Signature:

Title: Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CIT Capital Securities LLC

**(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)**

## Index
## December 31, 2021

Page(s)

**Report of Independent Registered Public Accounting Firm** .................................................................... 1

**Statement of Financial Condition**

Statement of Financial Condition ............................................................................................................. 2

Notes to Statement of Financial Condition ........................................................................................... 3–6



**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CIT Capital Securities LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of CIT Capital Securities LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*EisnerAmper LLP*

We have served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
February 17, 2022



# CIT Capital Securities LLC

**(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)**

**Statement of Financial Condition** (dollars in thousands)
**December 31, 2021**

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 539 |
| Investments - U.S. Treasury securities | | 13,041 |
| Accounts receivable | | 679 |
| Other assets | | 47 |
| Total assets | $ | 14,306 |
| | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 152 |
| Due to affiliates | | 54 |
| Total liabilities | | 206 |
| | | |
| **Member's equity** | | 14,100 |
| Total liabilities and member's equity | $ | 14,306 |

The accompanying notes are an integral part of this statement of financial condition.

# CIT Capital Securities LLC
**(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)**

## Notes to Statement of Financial Condition
## December 31, 2021

### 1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly owned subsidiary of C.I.T. Leasing Corporation (the "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"). CIT and all its subsidiaries collectively are referred to as the Company's Affiliates. The Company is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

On behalf of its Affiliates, the Company arranges and syndicates corporate debt or equity securities.

On October 16, 2020, First Citizens BancShares, Inc., the parent company of First-Citizens Bank & Trust Company, and CIT, the ultimate parent company of the Company, jointly announced that they have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals. The merger closed on January 3, 2022. As a result of the merger, CIT Capital Securities LLC became a wholly owned subsidiary of First Citizens Bancshares Inc (a publicly traded company). The merger has no impact on the services provided by the company or its membership agreement with FINRA.

### 2. Summary of Significant Accounting Policies

#### Basis of Presentation
These financial statement were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America which requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from these estimates.

#### Cash
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

#### Investments in securities
In accordance with ASC 940 *Financial Services—Brokers and Dealers*, the Company's investments in U.S. Treasury securities are carried at fair value with changes in fair value reported in earnings. The security purchases and sales are recorded as of the trade date.

#### Fair Value Measurement
The Company measures the fair value of its financial assets in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The Company categorizes its financial instruments, based on the significance of inputs to the valuation techniques, according to the following three-tier fair value hierarchy:

# CIT Capital Securities LLC
**(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)**

## Notes to Statement of Financial Condition
## December 31, 2021

## 2. Summary of Significant Accounting Policies (continued)

### Fair Value Measurement (continued)

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market;

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments;

- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's financial assets measured at fair value consist of investments in U.S. Treasury securities, which were classified as Level 1 and Level 2. The Company's other financial assets and liabilities are recorded at their carrying amounts that approximate fair value.

### Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax purposes. The Company's income and expense items are included within the filings of CIT's federal and state income tax returns.

The Company does not record income tax provisions in its financial statement, in accordance with the guidance under ASC 740 *Income Taxes* which states that legal entities that are not subject to tax, including the Company as it is a disregarded single member LLC for tax purposes, are not required to include in their separate financial statement amounts of consolidated current and deferred taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. At December 31, 2021, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

**3.    Transactions with Related Parties**

The Company participates in underwriting CIT's securities offerings.

The Company maintains a cost sharing agreement with CIT, whereby the Company is obligated to pay periodic fees to CIT and Affiliates for accounting, administrative, office space, human resources, and other services. The fee is determined by CIT and allocated based upon estimates of the value of services provided. Pursuant to these arrangements, $26 thousand was due to affiliates at December 31, 2021.

Due to affiliates also includes approximately $28 thousand owed to an affiliate for payments made on behalf of the Company.

**4.    Investments in securities**

At December 31, 2021 the Company's U.S. Treasury securities' amortized cost and fair value each amounted to  $13 million one year.

The Company's U.S. Treasury securities held at December 31, 2021 mature within one year and were classified as Level 1.

**5.    Accounts Receivable and Allowance for Credit Losses**

At December 31, 2021, the Company had approximately $679 thousand arrangement and advisory fees receivable from third parties. The Company carries its arrangement fee receivable at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no changes in the Company's estimate of expected credit losses during the year ended December 31, 2021, and collections of accounts receivable subsequent to the date of the statement of financial condition support the Company's determination that no allowance for expected credit losses was required as of December 31, 2021.

**6.    Indemnifications, Risk and Uncertainties**

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties, and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred.

**CIT Capital Securities LLC**

(A wholly owned subsidiary of C.I.T. Leasing Corporation, whose ultimate parent is CIT Group Inc.)

**Notes to Statement of Financial Condition**
**December 31, 2021**

6.    **Indemnifications, Risk and Uncertainties (continued)**

Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2021.

The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

7.    **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $13.4 million which exceeded the required net capital of $100 thousand by $13.3 million.

The Company does not hold customers' cash or securities and, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

8.    **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2021 and determined that there are no material events that would require recognition or additional disclosure in the Company's statement of financial condition.